SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

Structured Asset Securities Corporation
(Exact Name of Registrant as Specified in Charter)

0000808851
(Registrant CIK Number)

Form 8-K for August 28, 2003
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-106925
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

85957 SASCO 2003-29
Form SE re Comp. Mats.

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on August 28, 2003.

STRUCTURED ASSET SECURITIES CORPORATION

By: Ellen V. K.

Name: Ellen V. Kiernan
Title: Senior Vice President

85957 SASCO 2003-29
Form SE re Comp. Mats.

Exhibit Index

IN ACCORDANCE WITH RULE 311(h) OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER

COMPUTATIONAL MATERIALS

for

STRUCTURED ASSET SECURITIES CORPORATION

Mortgage Pass-Through Certificates, Series 2003-29

Yield Table - Bond 4A1

Settle as of 08/29/03

Bond Summary - Bond 4A1			
Fixed Coupon:	5.500		
Orig Bal:	50,000,000		
Factor:	1.0000000		
Factor Date:	08/25/03	Next Pmt:	09/25/03
Delay:	24	Cusip:	T1

	60% User_Curve_1 (/home/tdooley/ppc/alta-4to20in12)		75% User_Curve_1 (/home/tdooley/ppc/alta-4to20in12)		90% User_Curve_1 (/home/tdooley/ppc/alta-4to20in12)		100% User_Curve_1 (/home/tdooley/ppc/alta-4to20in12)		120% User_Curve_1 (/home/tdooley/ppc/alta-4to20in12)		150% User_Curve_1 (/home/tdooley/ppc/alta-4to20in12)		200% User_Curve_1 (/home/tdooley/ppc/alta-4to20in12)		125 PSA	
Price	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration
99-16+	5.6	3.56	5.6	2.94	5.6	2.52	5.6	2.30	5.6	1.96	5.6	1.62	5.7	1.26	5.6	5.51
Average Life	4.32		3.44		2.88		2.60		2.19		1.78		1.36		7.37	
First Pay	09/25/03		09/25/03		09/25/03		09/25/03		09/25/03		09/25/03		09/25/03		09/25/03	
Last Pay	08/25/15		10/25/12		10/25/10		12/25/09		09/25/08		08/25/07		08/25/06		01/25/22	

Tsy BM	3Mo	6Mo	2YR	3YR	5YR	10YR	30YR
Yield	1.0039	1.0527	1.9439	2.5522	3.5081	4.5389	5.3064
Coupon			1.5000	2.3750	3.2500	4.2500	5.3750

Lib BM	1YR	2YR	3YR	4YR	5YR	7YR	10YR	12YR	15YR	20YR	30YR
Yield	1.4900	2.2864	3.0072	3.5477	3.9781	4.5654	5.0564	5.3531	5.4857	5.6701	5.7264

5

Yield Table - Bond 4A1

Settle as of 08/29/03

	150 PSA		200 PSA		250 PSA		300 PSA		400 PSA		500 PSA		750 PSA	
Price	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration
99-16+	5.6	4.96	5.6	4.12	5.6	3.53	5.6	3.11	5.6	2.57	5.6	2.23	5.6	1.75
Average Life	6.42		5.08		4.20		3.62		2.91		2.49		1.91	
First Pay	09/25/03		09/25/03		09/25/03		09/25/03		09/25/03		09/25/03		09/25/03	
Last Pay	12/25/19		07/25/16		12/25/13		11/25/11		08/25/09		06/25/08		01/25/07	

Tsy BM	3Mo	6Mo	2YR	3YR	5YR	10YR	30YR
Yield	1.0039	1.0527	1.9439	2.5522	3.5081	4.5389	5.3064
Coupon			1.5000	2.3750	3.2500	4.2500	5.3750

Lib BM	1YR	2YR	3YR	4YR	5YR	7YR	10YR	12YR	15YR	20YR	30YR
Yield	1.4900	2.2864	3.0072	3.5477	3.9781	4.5654	5.0564	5.3531	5.4857	5.6701	5.7264

6

Yield Table - Bond 2A1

Settle as of 08/29/03

Bond Summary - Bond 2A1			
Fixed Coupon:	5.250		
Orig Bal:	69,445,000		
Factor:	1.0000000		
Factor Date:	08/25/03	Next Pmt:	09/25/03
Delay:	24	Cusip:	T1

	125 PSA		150 PSA		200 PSA		250 PSA		300 PSA		400 PSA		500 PSA	
Price	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration
98-15	5.5	5.70	5.5	5.36	5.6	4.78	5.6	4.30	5.6	3.91	5.7	3.31	5.7	2.87
Average Life	7.69		7.14		6.20		5.46		4.86		3.97		3.36	
First Pay	09/25/03		09/25/03		09/25/03		09/25/03		09/25/03		09/25/03		09/25/03	
Last Pay	07/25/23		07/25/23		07/25/23		07/25/23		07/25/23		07/25/23		07/25/23	

Tsy BM	3Mo	6Mo	2YR	3YR	5YR	10YR	30YR
Yield	1.0039	1.0527	1.9022	2.5068	3.4655	4.4877	5.2816
Coupon			1.5000	2.3750	3.2500	4.2500	5.3750

Lib BM	1YR	2YR	3YR	4YR	5YR	7YR	10YR	12YR	15YR	20YR	30YR
Yield	1.4900	2.2497	2.9518	3.4936	3.9305	4.5094	4.9977	5.2970	5.4336	5.6246	5.6941

Yield Table - Bond 2A1

Settle as of 08/29/03

Bond Summary - Bond 2A1			
Fixed Coupon:	5.250		
Orig Bal:	69,445,000		
Factor:	1.0000000		
Factor Date:	08/25/03	Next Pmt:	09/25/03
Delay:	24	Cusip:	T1

	125 PSA		150 PSA		200 PSA		250 PSA		300 PSA		400 PSA		500 PSA	
Price	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration
98-15	5.5	5.70	5.5	5.36	5.6	4.78	5.6	4.30	5.6	3.91	5.7	3.31	5.7	2.87
Average Life	7.69		7.14		6.20		5.46		4.86		3.97		3.36	
First Pay	09/25/03		09/25/03		09/25/03		09/25/03		09/25/03		09/25/03		09/25/03	
Last Pay	07/25/23		07/25/23		07/25/23		07/25/23		07/25/23		07/25/23		07/25/23	

Tsy BM	3Mo	6Mo	2YR	3YR	5YR	10YR	30YR
Yield	1.0039	1.0527	1.9022	2.5068	3.4655	4.4877	5.2816
Coupon			1.5000	2.3750	3.2500	4.2500	5.3750

Lib BM	1YR	2YR	3YR	4YR	5YR	7YR	10YR	12YR	15YR	20YR	30YR
Yield	1.4900	2.2497	2.9518	3.4936	3.9305	4.5094	4.9977	5.2970	5.4336	5.6246	5.6941

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